UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 12, 2014

QLT Inc.

(Exact Name of Registrant as specified in its charter)

British Columbia, Canada	000-17082	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

887 Great Northern Way, Suite 250, Vancouver, B.C.

Canada, V5T 4T5

(Address of principal executive offices)

Registrant’s telephone number, including area code: (604) 707-7000

Not Applicable

(Registrant’s name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On September 12, 2014, QLT Inc. (“QLT” or the “Company”) issued a press release announcing positive final results from its Phase 1b retreatment trial of QLT091001 in subjects with Leber Congenital Amaurosis and Retinitis Pigmentosa due to mutations in LRAT and RPE65. The results, which confirm the top line efficacy and safety outcomes reported from the study in February 2014, will be presented tomorrow, September 13, 2014, at the 47th Annual Scientific Meeting of The Retina Society in Philadelphia, PA, by Dr. Hendrik Scholl, the Dr. Frieda Derdeyn Bambas Professor of Ophthalmology and Director of the Visual Neurophysiology Service at the Wilmer Eye Institute at the Johns Hopkins Hospital, and an investigator in the trial. The presentation slides will be made available on QLT’s web site following the Retina Society Meeting. The full text of the press release is set forth in Exhibit 99.1 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Pursuant to the rules and regulations of the Securities and Exchange Commission, the attached exhibit is deemed to have been furnished to, but not filed with, the Securities and Exchange Commission:

Number	Description

99.1	Press Release dated September 12, 2014

No Offer or Solicitation

On June 25, 2014, QLT entered into an Agreement and Plan of Merger (the “Merger Agreement”) among QLT, Auxilium Pharmaceuticals, Inc., a Delaware corporation (“Auxilium”), QLT Holding Corp., a Delaware corporation and a wholly owned subsidiary of QLT (“HoldCo”), and QLT Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of HoldCo (“AcquireCo”). The Merger Agreement provides for a business combination whereby AcquireCo will be merged with and into Auxilium (the “Merger”). As a result of the Merger, the separate corporate existence of AcquireCo will cease and Auxilium will continue as the surviving corporation. On the date of the closing of the Merger, Auxilium will become an indirect wholly owned subsidiary of QLT (the “Combined Company”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the proposed Merger, QLT has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement/circular of Auxilium and QLT and also constitutes a prospectus of QLT. Auxilium and QLT plan to mail the joint proxy statement/circular to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY

STATEMENT/CIRCULAR WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/circular, as well as other filings containing information about Auxilium and QLT, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also on the System for Electronic Document Analysis Retrieval (“SEDAR”) website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com. QLT stockholders may also obtain these documents, free of charge, from QLT’s website at www.qltinc.com under the heading “Investors” and then under the heading “Proxy Circulars” or upon request directly to QLT to the attention of “QLT Investor Relations,” 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5. Auxilium stockholders may also obtain these documents, free of charge, from Auxilium’s website (www.Auxilium.com) under the heading “Investors—SEC Filings” or by directing a request to made to Auxilium’s Secretary at Auxilium Pharmaceuticals, Inc., 640 Lee Road, Chesterbrook, PA 19087.

Participants in the Solicitation

The respective directors and executive officers of QLT and Auxilium and other persons may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the joint proxy statement/circular. Information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K/A filed with the SEC and CSA by QLT on April 30, 2014, and information regarding Auxilium’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Auxilium on April 10, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/circular and other relevant materials to be filed with the SEC and the CSA when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

QLT INC.

By:	/s/ Sukhi Jagpal
Name:	Sukhi Jagpal
Title:	Chief Financial Officer

Date: September 12, 2014